Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

James P. Gerkis
Member of the Firm
d 212.969.3135
f 212.969.2900
jgerkis@proskauer.com
www.proskauer.com

March 9, 2012

VIA EDGAR

Perry Hindin, Esq.

Special Counsel

Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:	American Realty Capital Trust, Inc.

Schedule TO-I

Filed March 1, 2012

File No. 005-86721

Dear Mr. Hindin:

Set forth below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 5, 2012, relating to the tender offer statement on Schedule TO-I, File No. 005-86721 (the “Schedule TO”), filed by American Realty Capital Trust, Inc. (the “Company”) with the Commission on March 1, 2012. Immediately below each comment is the Company’s response with respect thereto.

To facilitate the Staff’s review, we have included in this letter the headings and numbered comments in bold text. The Company contemporaneously is filing an amendment to the Schedule TO (the “Amendment”) containing the changes described herein.

Offer to Purchase

General

1.	Based on a telephone call with James Gerkis of Proskauer Rose, we understand that the tender offer was commenced on the date it was filed, March 1, 2012. Given the current expiration date and time of 5:00 p.m. Eastern Time on March 28, 2012, it appears that the offer expires before expiration of the twentieth business day following the commencement of this exchange offer. Please revise accordingly. Refer to Exchange Act Rule 14e-1(a) and 13e-4(a)(3) for additional guidance on the definition of “business day.”

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

Office of Mergers and Acquisitions

March 9, 2012

Response: The Company acknowledges the Staff’s comment and has included disclosure in the Amendment to extend the Offer to 12:00 Midnight, Eastern Time, on March 28, 2012.

2.	We note from the disclosure that the Company filed the Registration Statement for the Public Offering on February 15, 2012. In connection with the Offer and the Public Offering, we remind you of the Company’s obligations under Rule 102 of Regulation M.

Response: The Company acknowledges that it is aware of its obligations with respect to Rule 102 of Regulation M in connection with the Offer and the Public Offering.

Introduction, page 10

3.	We refer you to the third to last paragraph on page 10. Given that this is an issuer tender offer subject to Exchange Act Rule 13e-4, please revise the reference to Exchange Act Rule 14d-4(c).

Response: In response to the Staff’s comment, the disclosure has been revised.

Conditions of the Offer, page 24

4.	We refer you to the first paragraph of this section and the phrase “or are determined by us to have occurred” and the third bullet point on page 24 and the phrase “threatened.” A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Because the determination of whether or not the “threatened…action, suit or proceeding” offer condition has been triggered remains in the sole judgment of the Company, the assertion of the offer condition appears to be within its exclusive control. Since the Company has reserved the right to assert the occurrence of an offer condition for any reason, the Company has created an implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise to include an objective standard, such as a standard of reasonableness, against which the Company’s discretion may be judged. We note that the Company has used the phrase “in our reasonable judgment” with respect to all other applicable conditions in this section.

Response: In the Amendment, the Company has revised the references in the first paragraph of Section 7 and in the third bullet point on page 24 to include an objective standard by providing that the Company will make any such determination in its reasonable judgment.

5.	We note that the while the Company has an existing credit facility that will provide the necessary funds to consummate the offer, the offer is subject to a Credit Facility Condition. Generally, when an offeror’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Exchange Act Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the offeror will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Office of Mergers and Acquisitions

March 9, 2012

Alternatively, if the Company believes that the offer is fully financed, revise the offer to eliminate the Credit Facility Condition. If the Company instead chooses to include in its list of conditions to the offer the closing conditions under the revolving credit facility that must be satisfied in order to obtain funding, please include in your response letter an explanation for why the satisfaction of such conditions should not be deemed a material change requiring that five business days remain in the offer following disclosure of the change or that the offer be extended so that at least five business days remain in the offer.

Response: The Company advises the Staff that the Company has entered into that certain First Amendment to the Credit Agreement, dated February 28, 2012 (the “Credit Facility Amendment”), with American Realty Capital Operating Partnership, L.P. and RBS Citizens, N.A., which amends that certain Credit Agreement, dated August 17, 2011 (the “Credit Facility”), among the Company and the aforementioned parties. The Credit Facility Amendment has been incorporated by reference as Exhibit (d)(iv) to the Schedule TO from the Company’s Current Report on Form 8-K, filed with the Commission on February 29, 2012, and the Credit Facility has been incorporated by reference as Exhibit (d)(iii) to the Schedule TO from the Company’s Current Report on Form 8-K, filed with the Commission on August 19, 2011. Each of the Credit Facility and the Credit Facility Amendment have been disclosed in the Offer to Purchase, which is filed as Exhibit (a)(i) to the Schedule TO. The Credit Facility Amendment contemplates borrowings of up to $220 million, which will provide the Company with funds, together with cash on hand, sufficient to purchase the shares of the Company’s common stock tendered in the Offer and pay related fees and expenses.

While the Staff’s comment suggests that the satisfaction (as opposed to the waiver) of the Company’s Credit Facility Condition as currently set forth in the Offer to Purchase would constitute a material change to the Offer that would require the Offer to remain open for at least five business days after such satisfaction, the Company notes that the Staff has long recognized a distinction between legally binding financial commitments and non-binding financial arrangements. Unlike tender offers containing a “true” financing condition (i.e., where there is only a non-binding financial arrangement or no financial arrangement at all), the Offer was commenced with a legally binding credit facility in place to provide the funds, together with cash on hand, necessary to, among other things, purchase the shares tendered in the Offer and pay related fees and expenses. The Company respectfully submits that it already has “committed” financing, described in detail in Item 9 of the Offer to Purchase, and that therefore the Credit Facility Condition currently set forth in the Offer to Purchase refers, in effect, to a more limited “funding” condition. The Company acknowledges that the waiver (as opposed to satisfaction) of such funding condition would be a material change to the Offer and that such a waiver would require disclosure to stockholders to allow sufficient time for them to evaluate the information (which may require an extension of the Offer depending on the timing of the disclosure).

Office of Mergers and Acquisitions

March 9, 2012

By disclosing the Credit Facility and the Credit Facility Amendment in the Offer to Purchase and by filing them as exhibits, the Company has identified its source of financing, disclosed its material terms and conditions to stockholders and made clear that it is prepared to borrow the funds from such financing source necessary to consummate the Offer on the terms described in the Offer to Purchase.

In light of the Staff's comment, however, and in order to reflect better the limited nature of the funding condition that exists, we have re-defined “Credit Facility Condition” to mean the satisfaction of those conditions to borrowing under the Company’s committed revolving credit facility, which are customary. Therefore, the Amendment amends the second to last paragraph on page ii of the Offer to Purchase to read as follows:

“We will use available cash and borrowings under the Company’s existing revolving credit facility to purchase Shares in the Offer and to pay all related fees and expenses. In addition to the other conditions set forth in Section 7, the consummation of the Offer is subject to the satisfaction of the conditions to the borrowing by us of $220,000,000 under our revolving credit facility. Such conditions to borrowing by us are customary, consisting of (a) the representations and warranties of us and each other loan party to the credit agreement being true and correct in all material respects, (b) no default or event of default existing or resulting from such borrowing or from the application thereof by us, (c) the administrative agent under the revolving credit facility having received a request for credit extension in accordance with the requirements of the credit agreement, and (d) after giving effect to such borrowing, the total outstanding amount under the revolving credit facility not exceeding the Available Loan Amount, as defined in the credit agreement (all these conditions collectively, the “Credit Facility Condition”).”

6.	We note the last paragraph of this section relating to the Company’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding on both points in your response letter.

Office of Mergers and Acquisitions

March 9, 2012

Response: The Company acknowledges that it is the Company’s understanding that if a condition is triggered and the Company decides to proceed with the Offer anyway, this decision is tantamount to a waiver of the triggered condition(s) and depending on the materiality of the waived condition and the number of days remaining in the Offer the Company may be required to extend the Offer and recirculate new disclosure to security holders. In addition, when an Offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer, the Company will inform holders that it will intend to proceed promptly, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

The Company has authorized us to acknowledge on its behalf that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO, (2) Staff comments or changes to the Schedule TO in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact me at (212) 969-3135.

Respectfully submitted,
/s/ James P. Gerkis, Esq.
James P. Gerkis, Esq.